via facsimile

May 27, 2010

Alexandra M. Ledbetter
Staff Attorney
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE, Stop 4628
Washington, DC 20549

Newmont Mining Corporation (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 25, 2010 (“Form 10-K and Proxy Statement”)
File No. 1-31240

Dear Ms. Ledbetter:

Further to Jeffrey Reeser’s conversation with you of May 26, 2010, I am writing to confirm the Company’s schedule for responding to the comments raised by the Staff of the Securities and Exchange Commission’s Division of Corporate Finance (the “Staff”) in its letter to the Company dated May 3, 2010 (the “Comment Letter”), with respect to the above referenced public reports on Form 10-K and Proxy Statement. As discussed, we now expect to respond to the Staff’s Comment Letter by June 14, 2010, which is an extension of the previously indicated Comment Letter response date noted in my letter to the Staff dated May 13, 2010.

Should you have any questions or require additional information, please do not hesitate to contact me at (303) 837-5927, Roger Johnson, Vice President and Chief Accounting Officer at (303) 837-5874, or Jeffrey Reeser, Vice President and Secretary, at (303) 837-5149.

Sincerely,

/s/ Russell D. Ball

Russell D. Ball
Executive Vice President and Chief Financial Officer

cc:	H. Roger Schwall, Assistant Director Norman Gholson, Staff Attorney